UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For February 12, 2004

PRIMEWEST ENERGY TRUST

(Exact Name of Registrant as Specified in Its Charter)

Suite 4700, 150 Sixth Avenue S.W., Calgary, Alberta, Canada T2P 3Y7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

__

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

1.

News release issued by PrimeWest Energy Trust on February 11, 2004 announcing the March distribution level, 2003 taxability, 2004 operating guidance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEWEST ENERGY TRUST

By:          s/ Dennis G. Feuchuk

Name:     Dennis G. Feuchuk
                                                            Title:        Vice President, Finance &
                                                                            Chief Financial Officer

Date: February 11, 2004

EXHIBIT A ATTACHED

PRIMEWEST ENERGY TRUST ANNOUNCES DISTRIBUTION LEVEL FOR MARCH 2004, AND 2003 TAXABILITY, AND PROVIDES OPERATING GUIDANCE FOR 2004 February 11, 2004 FOR IMMEDIATE RELEASE

CALGARY (TSX: PWI.UN; PWX; NYSE: PWI) - PrimeWest Energy Trust (PrimeWest) today announces that the distribution payable March 15th, 2004 will be $0.25 Canadian per trust unit payable to all unitholders of record on February 20th, 2004.  The ex-distribution date will be February 18th, 2004.

Using a U.S. dollar to Canadian dollar exchange rate of 1.32, this distribution amount would be approximately U.S. $0.19 per unit.  The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date net of applicable Canadian withholding taxes.

This distribution level is consistent with PrimeWest’s practice of targeting a payout ratio of 70 to 90% of available cash flow during the calendar year.  The retention of cash flow will allow PrimeWest to maintain balance sheet strength permitting greater financial flexibility, while reducing the cost and potential dilution associated with financing activities.  Maintenance of balance sheet strength is in the best long-term interest of PrimeWest unitholders and should provide support to long-term unit price, as the cash flow retained can be invested in maintaining production, and the pursuit of acquisition opportunities.

Production volumes for calendar year 2004 are estimated to be approximately 30,000 BOE per day with operating expenses for the year estimated at approximately $6.75 per BOE.  This estimated 2004 production volume includes the anticipated April 1st shut-in of gas at Ells due to the gas over bitumen issue, and the restriction of gas and liquids production at Whiskey Creek due to third party processing capacity constraints.   PrimeWest plans to invest $65 to $90 million during 2004 pursuing development opportunities in order to add incremental volumes and develop additional reserves.

PrimeWest also announces the taxability of distributions paid during 2003.  For the 2003 taxation year, unitholders of the Trust were paid $4.40 Canadian per Trust Unit in distributions.  Of this distribution amount, 42% or $1.85 per Trust Unit is deemed a tax deferred return of capital, and 58% or $2.55 per Trust Unit is taxable to Canadian unitholders as other income (taxed at the same rate as interest income).

For PrimeWest unitholders resident in the United States, the entire 2003 distribution should be treated as a tax deferred return of capital.  Taxability of distributions for unitholders resident in the U.S. is calculated using U.S. tax rules, which allow for the deduction of crown royalties and accounting based depletion.  A 15% withholding tax applies to distributions paid to U.S. unitholders.  Further details regarding this withholding tax is available on PrimeWest’s website.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol "PWI".  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven	Cindy Gray
Manager, Investor Relations	Investor Relations Advisor
403-699-7367	403-699-7356
Toll-free: 1-877-968-7878 e-mail: investor@primewestenergy.com

SUITE 4700, 150 - 6TH AVENUE S.W. CALGARY, ALBERTA CANADA T2P 3Y7 TELEPHONE: (403) 234-6600 FACSIMILE: (403) 266-2825